Exhibit 99.1

Medicure Announces Grant of Stock Options

WINNIPEG, MB, July 30, 2021 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, announced today that it has granted stock options (the "Options") to certain officers of the Company to purchase a total of 90,000 common shares at a price of $1.10 per common share. The Options, which vest immediately, are exercisable for a period of five years and have been granted in accordance with the terms of the Company's current stock option plan.  The grant of Options is subject to the approval of the TSX Venture Exchange.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley"), a pharmacy located in North Carolina that offers an Extended Supply mail order drug program serving 49 states, Washington D.C. and Puerto Rico. Marley is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

View original content:https://www.prnewswire.com/news-releases/medicure-announces-grant-of-stock-options-301344839.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2021/30/c5371.html

%CIK: 0001133519

For further information: Neil Owens, President and Chief Operating Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 08:00e 30-JUL-21